FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK CARRIERS CORP.

COMMENCES TRADING TODAY ON THE NASDAQ GLOBAL MARKET

UNDER THE SYMBOL "SBLK"

New York, New York, December 3, 2007— Star Bulk Carriers Corp. (NASDAQ:SBLK), announced that effective today its common stock and warrants will commence trading on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively.

About Star Bulk

Star Bulk was incorporated in the Marshall Islands on December 13, 2006 with no history of operations, and is headquartered in Athens, Greece. Star Bulk has definitive agreements to acquire a fleet of eight drybulk carriers from subsidiaries of TMT Co, Ltd., Taiwan (TMT). Star Bulk is scheduled to take delivery of eight dry bulk carriers, consisting of two Capesize, one Panamax and five Supramax dry bulk carriers with an average age of approximately 10 years and a combined cargo carrying capacity of 691,213 deadweight tons from certain wholly owned subsidiarties of TMT Co., Ltd. (“TMT”) a global shipping company with management headquarters in Taiwan. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, phosphate and steel products.

Company:

Akis Tsirigakis

President and CEO

Star Bulk Carriers Corp.

Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

E-mail: ir@starbulkcarriers.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated December 3, 2007

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President